Exhibit 99.1

Borr Drilling Limited – Contracting and Collections Update

Hamilton, Bermuda, October 27, 2025 – Borr Drilling Limited (NYSE: BORR) (the “Company”) today announced contract extensions for three of its premium jack-up rigs and provided an update on collections in Mexico.

The rigs Galar and Gersemi have each been awarded two-year firm contract extensions that will commence in direct continuation of their existing contracts in Mexico. The extensions also include two one-year unpriced options and improved commercial and payment terms. In addition, the rig Njord has received a contract extension through April 2026.

The contract value of the extensions is approximately $213 million1, excluding options. The Company remains in active discussions with its customer in Mexico regarding long-term extensions for contracts that expire in the second quarter of 2026.

Additionally, the Company recently received payments of approximately $19 million for its operations with Pemex. These collections, coupled with recent initiatives in Mexico to strengthen Pemex finances, support the Company’s confidence in the continued normalization of payment activity moving forward.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding contract commitments including contract days and potential revenues from such commitments, contract coverage and dayrates, timing of commencement and duration of contracts and options and extensions, contract terms and ability of rigs to meet incentives, expected duration of option terms, potential settlement of receivables by clients, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance of our rigs under contracts, whether options are exercised, risks relating to our ability to convert LOIs and LOAs into contracts and the terms of such contracts, and other risks relating to the contracts discussed herein and performance thereunder and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

1The Company provides the rigs to its customer on a fixed-rate bareboat charter; however, the contract value in this release is adjusted to a gross dayrate-equivalent basis.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208